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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. The article is posted on HP's internal web site.


REACHING RETIREES
400 FROM HP, AGILENT BRIEFED ON MERGER

Four-hundred Hewlett-Packard and Agilent Technologies retirees streamed into The Flint Center in Cupertino, California, February 7, eager to hear more about the benefits of the HP-Compaq merger. This second retiree event was scheduled following a January 8 filled-to-capacity session at the HP Cupertino site that drew more than 300 attendees.

Employees with a collective 90 years of HP experience ran the show. Chief Financial Officer Bob Wayman (32 years) launched the two-hour event by explaining why the members of the HP board (other than Walter Hewlett) and the leadership team believe the merger will create a stronger company. Human Resources Vice President Susan Bowick (24 years) and integration leader Webb McKinney (32 years) also delivered presentations during the session. Retirees viewed interviews conducted with several HP board members and, to cap off the briefing, participated in a Q&A session with CEO Carly Fiorina, a relative newcomer with two-and-a-half years with the company.

Bob told the audience that the deal is "fundamentally about strengthening the enterprise business." The merger will significantly enhance capabilities in areas including high-end computing, industry-standard servers, storage, services and the sales force, he said.

Most high-tech mergers or acquisitions combine very different kinds of businesses, the CFO went on to say. HP and Compaq, however, are combining similar businesses, which means the two companies share an understanding of "the same customers and how the business runs." Bob pointed out that both HP and Compaq operate in the same approximately 160 countries in the world and that the duplication will allow substantial cost savings for the new HP. HP has crafted a conservative revenue forecast, he assured retirees, with revenue loss "baked into" the analysis.


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HP VALUES WILL ENDURE

HR VP Susan Bowick reassured retirees that HP remains "a great company to work for" with the same values they remember. She chronicled some of the hard choices HP made during FY01 to weather a difficult economic downturn. These included implementing a workforce reduction program beginning in August 2001, and asking employees to curtail travel and participate in a voluntary payroll savings program.

Approximately 150 senior leaders and 1,300 employees have participated in interviews and focus groups as part of HP's cultural integration planning, Susan said. It is HP's intent, she said, to "honor our past, build on our past but secure our future."

PULLING IT OFF

Integration leader Webb McKinney told retirees that both HP and Compaq planning teams "inherently understand each others' businesses very well," which facilitates quick, efficient decision making. The post-merger integration (PMI) team's philosophy includes a commitment to starting with the customer experience, ensuring that structure follows strategy and choosing the best of what exists, or "adopt and go."

The necessity and inevitability of change sounded as a refrain in CEO Carly Fiorina's remarks. She discussed the inexorable technology shifts taking place such as the move to industry-standard platforms and to networked architectures, changes that will occur "with or without this merger."

"Because this is a strong company, we are strong enough to change with the times," she said.

After "deliberate, careful evaluation" of all the alternatives, Carly continued, the board of directors concluded that the HP-Compaq merger was the best decision to move HP forward.

NOT ABOUT PERSONALITIES

"I deeply regret the media soap opera that this has become," she said, "but this is not about personalities. It's about creating shareowner value."

One retiree asked HP's CEO what she hoped her legacy would be in 10 years, provided the merger went through. "If, in 10 years, this company is successful, it will not be my legacy," Carly responded. "It will be because of the people of this company."

In her closing comments, she returned to the refrain of change by quoting Charles Darwin: "It is not the strongest or most intelligent species who survive but those that are most adaptive to change.

"This is true also of companies," she said.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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